EXHIBIT 99.1

Equinox Gold Announces Filing of 2025 Audited Financial Statements

VANCOUVER, British Columbia, Feb. 20, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (the “Company”) has filed its audited financial statements and related management’s discussion and analysis for the three months and year ended December 31, 2025. The documents are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.equinoxgold.com.

Equinox Gold Contact
Ryan King
EVP Capital Markets
T: 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com